Exhibit 99.4

SECOND AMENDING AGREEMENT

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED APRIL 30, 2010

THIS SECOND AMENDING AGREEMENT is made effective as of November 17, 2010,

BETWEEN:

PENN WEST PETROLEUM LTD.

as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

BANK OF MONTREAL,

THE BANK OF NOVA SCOTIA,

ROYAL BANK OF CANADA,

THE TORONTO-DOMINION BANK,

BANK OF AMERICA, N.A., CANADA BRANCH,

BNP PARIBAS (CANADA),

CITIBANK, N.A., CANADIAN BRANCH,

HSBC BANK CANADA,

ALBERTA TREASURY BRANCHES,

NATIONAL BANK OF CANADA,

SUMITOMO MITSUI BANKING CORPORATION OF CANADA,

BANK OF TOKYO-MITSUBISHI UFJ (CANADA),

SOCIÉTÉ GÉNERALE (CANADA BRANCH),

EXPORT DEVELOPMENT CANADA,

CAISSE CENTRALE DESJARDINS,

UNION BANK, CANADA BRANCH,

CANADIAN WESTERN BANK, and

UNITED OVERSEAS BANK LIMITED

as Lenders

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent

- with -

CANADIAN IMPERIAL BANK OF COMMERCE and BMO CAPITAL MARKETS

as Co-Lead Arrangers and Joint Bookrunners

- and -

BMO CAPITAL MARKETS and SCOTIA CAPITAL

as Co- Syndication Agents

- and -

TD SECURITIES and RBC CAPITAL MARKETS

as Co- Documentation Agents

PREAMBLE:

A.	Pursuant to the Credit Agreement dated April 30, 2010, as amended by a First Amending Agreement dated July 12, 2010 (the “Credit Agreement”) among Penn West Petroleum Ltd. (the “Borrower”), as borrower, Canadian Imperial Bank of Commerce (“CIBC”), and certain other financial institutions which are Lenders thereunder (collectively, the “Lenders”), and CIBC as Agent for the Lenders, the Lenders agreed to provide to the Borrower the Credit Facility.

B.	The Parties wish to amend the Credit Agreement on the terms and conditions herein provided.

AGREEMENT:

NOW THEREFORE in consideration of the premises, the covenants and the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged between the Parties, the Parties agree as follows:

1.	Definitions. Capitalized terms used in this Second Amending Agreement will, unless otherwise defined herein, have the meanings attributed to such terms in the Credit Agreement, as amended hereby. In addition, in this Second Amending Agreement, the following capitalized terms have the following meanings:

“Amalco” means the corporation continuing after the amalgamation of the Borrower, 1566577 Alberta Ltd. and 960347 Alberta Ltd. pursuant to the Plan of Arrangement.

“Arrangement Agreement” means the arrangement agreement dated effective as of November 10, 2010 among 960347 Alberta Ltd., Canetic ABC Commercial Trust, Acclaim Commercial Trust, Canetic Resource Partnership, 1566577 Alberta Ltd., Petrofund Energy Trust, Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership, Penn West Petroleum, the Borrower, Canetic Saskatchewan Trust, Starpoint Commercial Trust, Trocana Resources Inc., the Trust, Vault Energy Trust and Petrofund Ventures Trust.

“Conversion Date” means January 1, 2011 provided that on or before January 7, 2011 Amalco has complied with each of the following conditions (or such conditions have been waived by the Lenders):

(a)	delivery by Amalco to the Agent of an officer’s certificate, which shall be in form and substance satisfactory to the Agent and Lenders’ counsel, each acting reasonably, attaching the articles of amalgamation and by-laws of Amalco and the Final Order and certifying (i) each of the matters set forth in clauses (i), (ii), and (vi), (vii), (viii) and (ix) of Section 17.2 of the Credit Agreement, (ii) that the Plan Arrangement has closed in accordance with the terms set forth therein, and (iii) that each of the representation and warranties set forth in Section 13.1 of the Credit Agreement is true and correct in all material aspects as of January 1, 2011;

(b)	delivery by each Loan Party that remains after the Permitted Tax Reorganization of a confirmation, which shall be in form and substance satisfactory to the Agent and the Lenders’ counsel, each acting reasonably, that its obligations under the Guarantee Agreement continue in full force and effect in respect of the other Loan Parties’ (including Amalco’s) obligation under the Documents and the Hedging Agreements;

(c)	delivery by Amalco of an acknowledgment agreement, which shall be in form and substance satisfactory to the Agent and the Lenders’ counsel, each acting reasonably, confirming, among other things, that it continues to be the Borrower under the Credit Agreement;

(d)	delivery to the Agent of a certificate of status for Amalco issued by the Registrar of Corporations of the Province of Alberta;

(e)	delivery of a legal opinion, in form and substance satisfactory to the Agent and Lenders’ counsel, each acting reasonably, from the Borrower’s Counsel in respect of the Loan Parties and the documents referenced in clauses (b) and (c) above; and

(f)	receipt by each Lender, as applicable, of all information, including supporting documentation and other evidence, reasonably requested by any such Lender or the Agent pursuant to any AML Legislation at least 5 Business Days prior to December 31, 2010.

“Final Order” means the “Final Order” as defined in the Arrangement Agreement.

“Plan of Arrangement” means the Plan of Arrangement as defined in the Arrangement Agreement.

“Second Amendment Date” means the date of this Second Amending Agreement.

2.	Amendments Effective as of the Second Amendment Date. Effective on the Second Amendment Date, the Credit Agreement is hereby amended as follows:

(a)	Section 1.15 of the Credit Agreement is hereby amended by adding the following new paragraph (e) immediately after paragraph (d) thereof:

“(e)	If as a result of an Accounting Change resulting from implementation of IFRS the $1,500,000,000 threshold set forth in paragraph (a) of the definition of “Permitted JV Capital Contributions” constitutes a materially different percentage of Consolidated Tangible Assets after such change than it did before such change, the Agent, the Borrower or the Majority Lenders may request that they wish to revise such threshold in accordance with the provision of Sections 1.15(b) and (c) so that it constitutes substantially the same such percentage after as prior to such Accounting Change, and provided that no Default or Event of Default will be deemed to have occurred as a result of any such adjustment.”

(b)	Section 14.1(b) of the Credit Agreement is hereby amended by adding “and as otherwise permitted hereunder” immediately after “17.2”.

(c)	Section 14.1(r) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(r)	Partnership. The partners in the Partnership Parties that are not Operating JV Development Entities will consist only of the Borrower and one or more Restricted Subsidiaries.”

(d)	Section 14.1(s) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(s)	Wholly-Owned Status. Subject to Section 17.2, the Borrower and the Restricted Subsidiaries that are not Operating JV Development Entities will be direct or indirect wholly-owned Subsidiaries of the Trust, provided that any direct or indirect Subsidiary of the Trust that owns any Voting Securities of an Operating JV Development Entity which is a Restricted JV Development Entity will be a Restricted Subsidiary.”

(e)	Section 14.1(t) of the Credit Agreement is hereby amended by:

(i)	adding “(other than an Operating JV Development Entity)” immediately after the word “Subsidiary” in the first and third instances in which it appears therein; and

(ii)	adding “or as otherwise permitted hereunder” immediately after the words “Section 17.2”.

(f)	Section 14.1(v) of the Credit Agreement is hereby amended by adding “directly” immediately after the word “Subsidiaries”.

(g)	Section 14.3(i) of the Credit Agreement is hereby amended by adding the following proviso to the end thereof:

“; provided that in respect of any such amount attributable to an Operating JV Development Entity which is a Restricted JV Development Entity, the full amount of such debt will be counted in determining compliance with this covenant irrespective of whether or not only a proportionate amount thereof may be attributable to the Trust’s balance sheet on a consolidated basis under GAAP.”

(h)	Section 14.3(k) of the Credit Agreement is hereby amended by adding the words “which are not Restricted JV Development Entities” immediately after each reference therein to the words “JV Development Entities” and by adding the word “such” before the words “JV Development Entity”.

(i)	Schedule A to the Credit Agreement is hereby amended as follows:

(i)	The definition of “Consolidated EBITDA” is hereby amended by:

A.	adding “Non-Restricted” immediately before the words “JV Development Entities” in the lead-in paragraph thereof; and

B.	adding the following sentence at the end of such definition:

“In respect of any Restricted JV Development Entity, “Consolidated EBITDA” shall include a proportion of any net income from or attributable to such Restricted JV Development Entity equal to the Trust’s direct or indirect proportionate ownership interest therein.”

(ii)	The definition of “Consolidated Senior Debt” is hereby amended by adding the following sentence at the end of such definition:

“For the purposes of all calculations of Consolidated Senior Debt hereunder other than in connection with Sections 14.3(i) and 14.3(k), the calculation thereof shall include only a proportion of an Operating JV Development Entity’s Consolidated Senior Debt equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.”

(iii)	The definition of “Consolidated Tangible Assets” is hereby amended by adding the following proviso to the end of such definition:

“; provided that with respect to the assets of any Operating JV Development Entity, such calculation shall include only a proportion of such JV Development Entity’s Consolidated Tangible Assets equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.”

(iv)	The definition of “Consolidated Tangible Net Worth” is hereby amended by adding the following proviso to the end of such definition:

“; provided that with respect to any Operating JV Development Entity, such calculation shall include only a proportion of such JV Development Entity’s Consolidated Tangible Net Worth equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.”

(v)	The definition of “Consolidated Total Debt” is hereby amended by adding the following proviso to the end of such definition:

“; provided that with respect to any Operating JV Development Entity, such calculation shall include only a proportion of such JV Development Entity’s Consolidated Total Debt equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.”

(vi)	The definition of “JV Development Entity” is deleted in its entirety and replaced with the following:

“JV Development Entity” means: (a) an Operating JV Development Entity; and (b) a Non-Operating JV Development Entity.

(vii)	The definition of “Material Acquisition” is hereby amended by adding the words “(other than a JV Development Entity)” immediately after “Party”.

(viii)	The definition of “Material Restricted Subsidiary” is hereby amended by adding the words “, any Non-Operating JV Development Entity which has not been designated as a Non-Restricted Subsidiary,” immediately after “$50,000,000”.

(ix)	The definition of “Operating JV Development Entity” is hereby amended by deleting the words “Non-Restricted”.

(x)	Paragraph (a) of the definition of “Permitted JV Capital Contributions” is hereby deleted in its entirety and replaced with the following:

“(a) (i) initial contributions of capital to all Operating JV Development Entities by any Penn West Parties consisting of assets (other than current assets not directly related to such contributed assets) of one or more Penn West Parties with any such assets so contributed valued at the book value thereof (determined in accordance with GAAP as at the effective date of the contribution of the assets in question), not exceeding Cdn.$1,500,000,000 in the aggregate, and (ii) any ongoing capital contributions of cash or cash equivalents by any Penn West Parties to fund ongoing capital expenditures of Restricted JV Development Entities, provided that such capital expenditures directly relate to the then existing oil and gas properties of such JV Development Entity or any oil and gas properties which are adjacent to, or in the same or similar geographical or geological area as, such then existing oil and gas properties which have been acquired by such JV Development Entity; and”

(xi)	The definition of “Unitholders’ Equity” is hereby amended by adding the following proviso to the end of such definition:

“; provided that with respect to any Operating JV Development Entity, such calculation shall include only a proportion of such JV Development Entity’s Unitholders’ Equity equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.”

(xii)	The following definitions are hereby added to Schedule A of the Credit Agreement in the appropriate alphabetical order:

“Non-Operating JV Development Entity” means any wholly-owned Subsidiary of the Trust which directly or indirectly holds any ownership interests in an Operating JV Development Entity and which, if it is a Restricted JV Development Entity, shall be a party to the Guarantee Agreement, including by way of Guarantee Joinder.

“Non-Restricted JV Development Entity” means each Operating JV Development Entity which is a Non-Restricted Subsidiary.

“Restricted JV Development Entity” means each JV Development Entity that is a Restricted Subsidiary.

(j)	Schedule F to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 1 hereto.

(k)	Schedule G to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 2 hereto.

3.	Amendments Effective as of the Conversion Date. Effective on the Conversion Date, the Credit Agreement shall be amended as follows without any further action of the parties hereto:

(a)	All references to “Trust Units” in the Credit Agreement are deemed to refer to “Voting Securities of Amalco” and all references to “unitholders” of the Trust shall be deemed to be references to “shareholders” of Amalco.

(b)	Section 13.1(a) of the Credit Agreement shall be amended by:

(i)	deleting “the Trust Parties and” in the first sentence thereof; and

(ii)	deleting the final two sentences thereof in their entirety.

(c)	Sections 18.1(l) of the Credit Agreement shall be deleted in their entirety and replaced with “[Intentionally deleted]”.

(d)	Section 18.1(m) of the Credit Agreement shall be deleted in its entirety and replaced with the following:

“(m)	Securities Exchange. The Voting Securities of the Borrower cease to be listed or posted for trading on a recognized North American stock exchange.”

(e)	Schedule A to the Credit Agreement shall be amended as follows:

(i)	The definition of “Canetic Convertible Debentures” shall be deleted in its entirety and replaced with the following:

“Canetic Convertible Debentures” means the 6.5% convertible unsecured subordinated debentures maturing on December 31, 2011 of Amalco issued pursuant to the Canetic Debenture Indenture.

(ii)	The definition of “Canetic Debenture Indenture” shall be deleted in its entirety and replaced with the following:

“Canetic Debenture Indenture” means in the case of Canetic Convertible Debentures maturing December 31, 2011, the trust indenture dated December 17, 2002 now between Amalco and Computershare Trust Company of Canada as amended and supplemented from time to time.

(iii)	The definition of “Vault Convertible Debentures” shall be deleted in its entirety and replaced with the following:

“Vault Convertible Debentures” means the 7.2% convertible unsecured subordinated debentures maturing May 31, 2011 issued by Amalco pursuant to the Vault Debenture Indenture.

(iv)	The definition of “Vault Debenture Indenture” shall be deleted in its entirety and replaced with the following:

“Vault Debenture Indenture” means the trust indenture dated May 2, 2006 now between Amalco and Canadian Western Trust Company, as amended and supplemented from time to time.

(v)	The definition of “Material Contracts” shall be deleted in its entirety.

(vi)	The definition of “Trust” is deleted in its entirety and replaced with the following:

“Trust” means Penn West Energy Trust, a trust formed under the laws of the Province of Alberta, and its successors and permitted assigns, and following a Permitted Tax Reorganization shall mean Amalco and, from and after the effective time of a Permitted Tax Reorganization, all references in the Documents to the “Trust” (other than where expressly inconsistent with the terms hereof or thereof) shall be read as referring to Amalco or such references shall be deemed to no longer apply, as the context requires. For purposes of this definition, “Amalco” means the corporation resulting from the amalgamation of Penn West Petroleum Ltd. and certain of its subsidiaries as part of the Permitted Tax Reorganization and which is the publicly traded entity after the completion of such reorganization.”

(vii)	The definitions of “Trust Indenture”, “Trust Parties” and “Trustee” shall be deleted in their entirety.

(viii)	The definition of “Unitholders’ Equity” shall be amended by deleting the word “unitholders” and replacing it with “shareholders”.

(f)	Schedule F to the Credit Agreement shall be deleted in its entirety and replaced with Exhibit 3 hereto.

4.	Consent and Acknowledgement. Pursuant to the Plan of Arrangement, the Trust and the Borrower are being restructured such that the Trust will effectively transfer all of its assets to the Borrower, the Borrower will effectively assume all liabilities of the Trust, the Trust will be terminated, the Borrower will amalgamate with certain of its Subsidiaries and become a publicly listed entity and the holders of Trust Units will exchange such Trust Units for common shares of the Borrower and the Borrower will become the parent of all other Penn West Parties. Effective as of the Conversion Date, the Lenders hereby consent to the Plan of Arrangement and agree that completion of the same in accordance with the terms thereof will not, in and of itself, constitute a Default or Event of Default and that after the restructuring has occurred, the Credit Agreement and the other Documents shall be interpreted in a manner which gives effect to such restructuring.

5.	Representations and Warranties. To confirm the Agent’s and each Lender’s understanding concerning the Penn West Parties and their respective business, properties and obligations, and to induce the Agent and each Lender to enter into this Second Amending Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the date hereof, the representations and warranties contained in Section 13.1 of the Credit Agreement, as amended by this Second Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents and warrants as follows:

(a)	the execution and delivery of this Second Amending Agreement and the performance by it of its obligations under this Second Amending Agreement (i) are within its corporate powers, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary governmental approvals (if any required), and (iv) do not and will not contravene or conflict with any provision of applicable Law or of its constating documents or by-laws;

(b)	this Second Amending Agreement is a legal, valid and binding obligation of it, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity; and

(c)	each of the Material Contracts other than the Partnership Agreement will be terminated as part of the Plan of Arrangement and of no further force and effect on the Conversion Date.

6.	Continuing Effect. Each of the Parties acknowledges and agrees that the Credit Agreement, as amended by this Second Amending Agreement, and all other Documents and Hedging Agreements entered into with a Hedge Provider will be and continue in full force and effect and are hereby confirmed and the rights and obligations of all Parties thereunder will not be effected or prejudiced in any manner except as specifically provided herein.

7.	Further Assurances. The Borrower will from time to time forthwith at the Agent’s request and at the Borrower’s own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Agent and as are consistent with the intention of the Parties as evidenced herein, with respect to all matters arising under this Second Amending Agreement.

8.	Expenses. The Borrower will be liable for all reasonable expenses of the Agent or the Lenders, including, without limitation, reasonable legal fees (on a solicitor and his own client full indemnity basis) and other documented out-of-pocket expenses in connection with the negotiation, preparation, establishment, operation or enforcement of the Credit Facilities and of this Second Amending Agreement (whether or not consummated) by the Agent or the Lenders.

9.	Counterparts. This Second Amending Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any Party may execute this Second Amending Agreement by signing any counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amending Agreement to be duly executed by their respective authorized officers effective as of the date and year first above written.

PENN WEST PETROLEUM LTD. as Borrower

Per:	(Signed) “Todd Takeyasu”
Name:	Todd H. Takeyasu
Title:	Executive Vice President and Chief Financial Officer

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender		BANK OF MONTREAL, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

THE BANK OF NOVA SCOTIA, as Lender		ROYAL BANK OF CANADA, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:
Name:		Name:
Title:		Title:

THE TORONTO-DOMINION BANK, as Lender		BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:
Name:		Name:
Title:		Title:

BNP PARIBAS (CANADA), as Lender		CITIBANK, N.A., CANADIAN BRANCH, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:
Name:		Name:
Title:		Title:

HSBC BANK CANADA, as Lender		ALBERTA TREASURY BRANCHES, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

NATIONAL BANK OF CANADA, as Lender		SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:
Name:		Name:
Title:		Title:

BANK OF TOKYO-MITSUBISHI UFJ (CANADA), as Lender		SOCIÉTÉ GÉNERALE (CANADA BRANCH), as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:		Per:	(Signed)
Name:		Name:
Title:		Title:

EXPORT DEVELOPMENT CANADA, as Lender		CAISSE CENTRALE DESJARDINS, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

UNION BANK, CANADA BRANCH, as Lender		CANADIAN WESTERN BANK, as Lender

Per:	(Signed)	Per:	(Signed)
Name:		Name:
Title:		Title:

Per:		Per:	(Signed)
Name:		Name:
Title:		Title:

UNITED OVERSEAS BANK LIMITED, as Lender

Per:	(Signed)
Name:
Title:

Per:
Name:
Title:

ACKNOWLEDGEMENT:

Acknowledged and agreed effective as of the Second Amendment Date.

CANETIC ABC COMMERCIAL TRUST, by its trustee, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, PENN WEST PROP HOLDCO LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

CANETIC SASKATCHEWAN TRUST, by its trustee, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PENN WEST PETROLEUM, by its managing partner, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PETROFUND ENERGY TRUST, by its trustee, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PETROFUND VENTURES TRUST, by its trustee, PENN WEST PETROLEUM LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

TROCANA RESOURCES INC.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

Per:	(Signed) “Todd Takeyasu”
Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

2

Exhibit 1

to the Second Amending Agreement

Dated November 17, 2010

SCHEDULE F

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED APRIL 30, 2010

LIST OF SUBSIDIARIES AS OF SECOND AMENDMENT DATE

Trust and Subsidiaries

Name	Jurisdiction of Formation	Designation	Ownership
Penn West Energy Trust	Alberta	n/a	Public

Penn West Petroleum Ltd.	Alberta	n/a	100% owned by Penn West Energy Trust

1262814 Alberta ULC	Alberta	Restricted	100% owned by Canetic ABC AcquisitionCo Ltd.

1290775 Alberta ULC	Alberta	Restricted	100% owned by Penn West Energy Trust

1295739 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

1329813 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

960347 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

977291 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Acclaim Commercial Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

3

Name	Jurisdiction of Formation	Designation	Ownership
Canetic ABC AcquisitionCo Ltd.	Alberta	Restricted	100% owned by Canetic ABC Holdings Ltd

Canetic ABC Commercial Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

Canetic ABC Holdings Ltd.	Alberta	Restricted	100% owned by Penn West Energy Trust

Canetic Resources Partnership	Alberta	Restricted	General partner interests owned by Penn West Petroleum Ltd. (97.67%) and 960347 Alberta Ltd. (2.33%)

Canetic Saskatchewan Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

Canetic Tech Holdco Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Peace River Oil Partnership	Alberta	Non-Restricted	General partner interests owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and an unrelated third party (45.00%)

Penn West Northern Harrier Partnership	Alberta	Non-Restricted	General partner interests owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Penn West Petroleum Inc.	Delaware	Restricted	100% owned by Penn West Petroleum Ltd.

4

Name	Jurisdiction of Formation	Designation	Ownership
Penn West Petroleum	Alberta	Restricted	General partner interests owned by Penn West Petroleum Ltd. (98.22%), TroCana Resources Inc. (0.70%), and Canetic Saskatchewan Trust (1.08%)

Penn West PROP HoldCo Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West PROP Limited Partnership	Alberta	Restricted	81.2% general partner interest owned by Penn West Petroleum Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd. 18.8% limited partner interest owned by Canetic ABC Commercial Trust

Penn West Reece Acquisition Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Sandhill Crane Ltd.	Alberta	Non-Restricted	100% owned by Penn West Petroleum Ltd.

Petrofund Energy Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

Petrofund Ventures Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

StarPoint Commercial Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

TroCana Resources Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Upton Resources USA Inc.	Montana	Restricted	100% owned by Penn West Petroleum Inc.

5

Name	Jurisdiction of Formation	Designation	Ownership
Vault Energy Trust	Alberta	Restricted	100% owned by Penn West Energy Trust

List of Material Restricted Subsidiaries as of the Second Amendment Date

Canetic ABC Commercial Trust

Canetic Saskatchewan Trust

Penn West Petroleum

Penn West PROP Holdco Ltd.

Penn West PROP Limited Partnership

Petrofund Energy Trust

Petrofund Ventures Trust

TroCana Resources Inc.

List of Non-Restricted Subsidiaries as of the Second Amendment Date

Peace River Oil Partnership

Penn West Northern Harrier Partnership

Penn West Sandhill Crane Ltd.

6

Exhibit 2

to the Second Amending Agreement

Dated November [•], 2010

SCHEDULE G

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED APRIL 30, 2010

COMPLIANCE CERTIFICATE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Facility (“CIBC”)
Facsimile: [REDACTED]

AND TO:	PENN WEST PETROLEUM LTD.

RE:	Credit Agreement dated April 30, 2010 between Penn West Petroleum Ltd., as borrower (the “Borrower”), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the “Lenders”) and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”) (as amended from time to time, the “Credit Agreement”)

This Compliance Certificate is delivered pursuant to Section 14.1(g) of the Credit Agreement.

I, ______________________________, am the duly appointed [insert title of officer] of the Borrower and hereby certify in such capacity for and on behalf of the Penn West Parties, and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

1.	This Compliance Certificate applies to the fiscal [quarter/year] of the Borrower ending _______________, _____ (the “Calculation Date”);

2.	I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and each of the other Penn West Parties as I have deemed necessary for purposes of this Compliance Certificate;

3.	No Default or Event of Default has occurred and is continuing except those Defaults or Events of Default that have been expressly disclosed, in writing, to and waived by, in writing, the Lenders in accordance with the terms of the Credit Agreement;

4.	There have been no changes to Schedule F of the Credit Agreement [except as follows:]

[describe changes, if any]

5.	There are no Material Restricted Subsidiaries that are not party to the Guarantee Agreement or that have not provided a Guarantee Joinder to the Agent in accordance with Section 14.1(t) of the Credit Agreement.

6.	The Borrower and the Restricted Subsidiaries own not less than 90% of Consolidated Tangible Assets.

7.	The Consolidated Senior Debt to EBITDA Ratio of the Trust as of the Calculation Date is _____________ :1.00, as calculated and presented on Exhibit “1” attached hereto (which calculations include details of any Consolidated Senior Debt or Consolidated EBITDA attributed to each JV Development Entity);

8.	The Consolidated Total Debt to EBITDA Ratio of the Trust as of the Calculation Date is ____________ :1.00, as calculated and presented on Exhibit “2” attached hereto (which calculations include details of any Consolidated Total Debt or Consolidated EBITDA attributed to each JV Development Entity);

9.	The Consolidated Senior Debt to Capitalization of the Trust as of the Calculation Date is ____________ % as calculated and presented on Exhibit “3” attached hereto (which calculations include details of any Consolidated Senior Debt or Total Capitalization attributed to each JV Development Entity);

10.	The Consolidated Tangible Net Worth of the Trust as of the Calculation Date is $ , as calculated and presented on Exhibit “4” attached hereto (which calculations include details of any Consolidated Tangible Net Worth attributed to each JV Development Entity);

11.	The Consolidated Tangible Assets of the Trust as at the Calculation Date are $ , as calculated and presented on Exhibit “5” attached hereto (which calculations include details of any Consolidated Tangible Assets attributed to each JV Development Entity);

12.	Exhibit “6” hereto sets forth a list of each JV Development Entity, details of the ownership of such entities, the Permitted JV Capital Contributions described in clause (a)(i) of such definition that have been made up to the date hereof and the amounts attributed in the consolidated financial statements of the Trust to such entities for the purposes of certain Financial Calculations under the Credit Agreement; and

13.	[If there was a Material Acquisition during the previous 9 months only.] [During the previous 9 months, a Material Acquisition took place, the details of which are attached as Exhibit “7” hereto. Had such Material Acquisition not occurred during such period, the Consolidated Senior Debt to EBITDA Ratio of the Trust as of the Calculation Date would have been ______________ :1.00, and the Consolidated Senior Debt to Capitalization of the Trust would have been ______________:1.00, in each case as calculated and presented on Exhibit “6” attached hereto.]

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at Calgary, Alberta this _______ day of ______________________, 20___.

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

EXHIBIT 1

CONSOLIDATED SENIOR DEBT TO

EBITDA RATIO OF THE TRUST CALCULATION

EXHIBIT 2

CONSOLIDATED TOTAL DEBT TO

EBITDA RATIO OF THE TRUST CALCULATION

EXHIBIT 3

CONSOLIDATED SENIOR DEBT TO

CAPITALIZATION RATIO OF THE TRUST CALCULATION

EXHIBIT 4

CONSOLIDATED TANGIBLE NET WORTH OF THE TRUST CALCULATION

EXHIBIT 5

CONSOLIDATED TANGIBLE ASSETS OF THE TRUST CALCULATION

EXHIBIT 6

OPERATING JV DEVELOPMENT ENTITIES

Name of JV Development Entity	Partners	Penn West Percentage Ownership	Restricted or Non- Restricted?	Permitted JV Capital Contributions from clause(a)(i) of such definition	Amounts attributed in respect of the following to each Operating JV Development Entity in the Trust’s Consolidated Financial Statements:
					Consolidated Total Debt	Consolidated Senior Debt	Consolidated EBITDA	Unitholders’ Equity	Consolidated Tangible Net Worth	Consolidated Tangible Assets

Total:

EXHIBIT 7

[If there was a Material Acquisition during the previous 9 months only.]

[CONSOLIDATED SENIOR DEBT TO

EBITDA RATIO CALCULATION AND CONSOLIDATED SENIOR DEBT

TO CAPITALIZATION RATIO OF THE TRUST CALCULATION]

Exhibit 3

to the Second Amending Agreement

Dated November 17, 2010

LIST OF SUBSIDIARIES AS OF THE CONVERSION DATE

Trust and Subsidiaries

Name	Jurisdiction of Formation	Designation	Ownership
Penn West Petroleum Ltd.	Alberta	n/a	Public

1262814 Alberta ULC	Alberta	Restricted	100% owned by Canetic ABC AcquisitionCo Ltd.

1290775 Alberta ULC	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

1295739 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

1329813 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

977291 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Canetic ABC AcquisitionCo Ltd.	Alberta	Restricted	100% owned by Canetic ABC Holdings Ltd

Canetic ABC Holdings Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Canetic Tech Holdco Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Name	Jurisdiction of Formation	Designation	Ownership
Peace River Oil Partnership	Alberta	Restricted	General partner interests owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and an unrelated third party (45.00%)

Penn West Northern Harrier Partnership	Alberta	Restricted	General partner interests owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Penn West Petroleum Inc.	Delaware	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Petroleum	Alberta	Restricted	General partner interests owned by Penn West Petroleum Ltd. (99.97%), and Trocana Resources Inc. (0.03%)

Penn West PROP HoldCo Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West PROP Limited Partnership	Alberta	Restricted	99.99% limited partner interest owned by Penn West Petroleum Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd.

Penn West Reece Acquisition Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Sandhill Crane Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Trocana Resources Inc.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Name	Jurisdiction of Formation	Designation	Ownership
Upton Resources USA Inc.	Montana	Restricted	100% owned by Penn West Petroleum Inc.

List of Material Restricted Subsidiaries as of the Conversion Date

Peace River Oil Partnership

Penn West Northern Harrier Partnership

Penn West Petroleum

Penn West PROP Holdco Ltd.

Penn West PROP Limited Partnership

Penn West Sandhill Crane Ltd.

Trocana Resources Inc.

List of Non-Restricted Subsidiaries as of the Conversion Date

NIL